Exhibit 99.1

PRESS RELEASE January 16, 2013 Executive Vice President Oliver Siem leaves Eksportfinans as planned In accordance with the organizational plan for Eksportfinans, devised in the first half-year of 2012, Executive Vice President Oliver Siem has left the Company with effect from January 1, 2013. Martine Mills Hagen, who was appointed Executive Vice President and Director of Funding and Lending on July 1, 2012, took over Oliver Siem’s responsibilities within funding and operations at that time. Treasury functions report to the Chief Financial Officer, Geir Ove Olsen, with effect from November 15, 2012. With effect from January 1, 2013, the Executive Management Team of Eksportfinans is as follows: President and CEO Gisele Marchand Executive Vice President and Chief Financial Officer Geir Ove Olsen Executive Vice President and Director of Risk Management Christian Grøm Executive Vice President and Director of Funding & Lending Martine Mills Hagen Executive Vice President and Director of Legal & Compliance Jens Feiring Executive Vice President and Director of Staff Elise Lindbæk For further information, please contact: President and CEO Gisèle Marchand, tel: +47 22 01 23 70 / +47 415 17 489, e-mail: gma@eksportfinans.no EVP Director of Staff Elise Lindbæk, tel: +47 22 01 22 64 / +47 905 18 250, e-mail: el@eksportfinans.no Facts on Eksportfinans ASA Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2012 total assets amounted to almost NOK 200 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo. For more information on Eksportfinans, please go to www.eksportfinans.no. Forward-looking statements Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.